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                                                                      EXHIBIT 47

                                     Contacts:  David A. Laundy
                                                The Loewen Group Inc.
                                                (604) 293-7857

                                                Thomas C. Franco
                                                Broadgate Consultants, Inc.
                                                (212) 229-2222

For Immediate Release
=====================

    Loewen Group Receives Second FTC Information Request Concerning Service
                         Corporation Hostile Proposal

            FTC Seeks Information on Over 100 Markets in 27 States

            ------------------------------------------------------

VANCOUVER, November 1, 1996 -- The Loewen Group Inc. (NYSE, TSE, ME: LWN) announced it has received a second request for information from the Federal Trade Commission (FTC) in connection with an investigation of the hostile acquisition proposal from Service Corporation International (SCI).

     The FTC's second request asks for detailed information on over 100 markets in 27 states, including breakdowns with respect to certain ethnic markets. For purposes of the request, the FTC defines the Loewen Group as including Prime Succession Inc. and SCI as including Equity Corporation International of which SCI owns approximately 40%.

     As previously announced on October 1, 1996 the FTC requested data on all of the Loewen Group's funeral homes and cemeteries, including all properties in which the Company has a financial interest.

     The FTC's first request included detailed information about regional market overlap between the Loewen Group and SCI properties, including any properties in which either company has a financial interest.

     The anti-competitive effects of the proposal have also prompted regulatory scrutiny in several states, including New York, Florida, Hawaii, Texas, California, Tennessee, Pennsylvania, Washington, and Oregon. In addition, the Canadian Competition Bureau is investigating the effects of the proposal under the Canadian Competition Act, and in that respect has made a request for information from the Company.

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